Rider

Fixed Account Rider

This Rider is made part of the Contract to which it is attached.

If You choose to return the Contract under the Right to Examine, this Rider will also be void.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Benefit will control.

The purpose of this Benefit is to add a Fixed Account to your Contract.

EFFECTIVE DATE

This Rider is effective on the Contract Issue Date shown in the Contract Specifications.

FIXED ACCOUNT

A Fixed Account is an interest-bearing account established within our general asset account to which all or part of a Purchase Payment or your Contract Value may be allocated. Fixed Accounts will vary by availability and offer differing features and rates. The general asset account consists of all our general assets, other than those allocated to an Underlying Fund and other Variable Portfolios. Prior to the Latest Annuity Payout Date, the Fixed Account value will be:

(1) the Purchase Payment(s) allocated to a Fixed Account; plus

(2) any amounts, net of fees, transferred from the Enhanced Dollar Cost Averaging (EDCA) Fixed Account any other Fixed Account, but only pursuant to the Withdrawal provision in the Enhanced Dollar Cost Averaging (EDCA) Fixed Account Rider, if applicable; plus

(3) accumulated interest; less

(4) any amounts withdrawn from the Fixed Account (along with any applicable Withdrawal Charge) to pay benefits, the Contract Fee (see the Contract Fee provision below), and any applicable charges for contract Benefits and/or Riders; less

(5) any amounts applied to affect an Annuity Option under the Annuity Payment Provisions section of your Contract.

ALLOCATION OF PURCHASE PAYMENTS

You may allocate all or any portion of a Purchase Payment to a Fixed Account in accordance with the allocation percentages specified by You or as later set by You, in addition to any applicable allocation requirements. In Our sole discretion and with prior Written notice to You, We may close any Fixed Account to Subsequent Purchase Payments.

INTEREST CREDITING

We will declare annual effective interest rates to be applied to Purchase Payments and transfers to a Fixed Account. The interest rate may vary depending on the Fixed Account to which the Purchase Payment(s) are allocated.

Form ICC25-FAA-1	AuguStar Life Insurance Company	Page 1

No annual effective interest rate declared by Us will be less than the Guaranteed Minimum Interest Rate shown in the Contract Specifications. The initial annual effective interest rate will be equal the Effective Interest Rate at Issue shown in the Contract Specifications and will be the better of the rate in effect on the date the application is received or the rate in effect on the date the Purchase Payment is received, provided that the application and all required paperwork are received within the Rate Lock Period shown in the Contract Specifications. Once established for a Purchase Payment or transfer, the interest rate shall remain in effect for the Guarantee Period shown on the Contract Specifications. We will declare a renewal interest rate at the end Guarantee Period, which will not be less than the Guaranteed Minimum Interest Rate.

TRANSFERS

Transfers from Variable Portfolios to a Fixed Account or from a Fixed Account to Variable Portfolios may not be permitted.

GUARANTEED MINIMUM NONFORFEITURE VALUE

The Guaranteed Minimum Nonforfeiture Value will at no time be less than the minimum required by Section 7B of the Model Variable Annuity Regulation, Model #250, or applicable successor provision as amended, using the nonforfeiture interest rate consistent with the minimum nonforfeiture interest rate prescribed in the law of the state in which this Contract is delivered or issued for delivery.

WITHDRAWALS

Subject to the terms of the Withdrawals provision in your Contract and by Written notice to us, You may make a Withdrawal and instruct Us as to the amount to be deducted from each Variable Portfolio and/or a Fixed Account. If you do not provide instructions, the withdrawal will be deducted from each Variable Portfolio and Fixed Account in the same proportion that each account's value bears to the total Contract Value as of the date on which the notice becomes effective.

Withdrawals from a Fixed Account will be taken on a first-in-first-out basis. That is, withdrawals will be taken first from any remaining portion of the total Contract Value resulting from the earliest Purchase Payment . Once the value resulting from any Purchase Payment(s) has been reduced to zero (0), remaining amounts withdrawn shall reduce the value resulting from the earliest of the remaining Purchase Payments. This process shall continue until the Withdrawal is completed. We may take a Withdrawal Charge if you make a Withdrawal. See the Withdrawal Charge provision of your Contract.

In the case of a Full Withdrawal, the amount withdrawn will not be less than the Guaranteed Minimum Nonforfeiture Value.

CONTRACT FEE

A Contract Fee, if applicable (see the Contract Fee provision in your Contract), will be deducted from Variable Portfolio(s) and/or Fixed Account(s) in proportion to the total Contract Value in those accounts. The amount deducted from the Fixed Account will be made on a first-in-first-out basis.

PERIODIC REPORT

If any Contract Value is held in a Fixed Account, we will show such Contract Value in any report on your Contract.

SETTLEMENT

Any Contract Value allocated to a Fixed Account will be used to provide a fixed annuity, and any Contract Value allocated to Variable Portfolios will be used to provide a variable annuity, unless otherwise specified by notice to Us.

Form ICC25-FAA-1	AuguStar Life Insurance Company	Page 2

Contract Value allocated to the Fixed Account will be determined as of the Annuity Payout Date. The Fixed Account values, full Withdrawal value, death benefit, and annuity benefit available under this Contract will not be less than the minimum benefits required by Section 7B of the National Association of Insurance Commissioners Model Variable Annuity Regulation, model #250.

In all other respects, the terms and provisions within the Annuity Provisions section of your Contract will apply.

ADDITION OF BENEFIT

As long as we continue to offer this rider, this rider may be added after the Contract Date.

TERMINATION OF BENEFIT

This rider will terminate: (1) upon the commencement of any Annuity Option, or (2) on the day your Contract is terminated in accordance with its terms, except for Spousal Continuation.

AUGUSTAR LIFE INSURANCE COMPANY

Form ICC25-FAA-1	AuguStar Life Insurance Company	Page 3